PRESS RELEASE                       Huntingdon Life Sciences Group plc
                                    ("Huntingdon") (NYSE/SEAQ:HTD)
                                    Woolley Road, Alconbury, Huntingdon
                                    Cambs PE28 4HS, England

                                    For Further Information:
                                    Richard A. Michaelson
                                    Phone:   UK: +44 (0) 1480 892194
                                             US: (201) 525-1819
                                    e-mail: HuntingdonLS@aol.com


August 14, 2000

                     HUNTINGDON ANNOUNCES HALF YEAR RESULTS

Huntingdon, England, August 14, 2000 - Huntingdon Life Sciences Group plc ("Huntingdon" or the "Company") (NYSE:HTD) announced today that net revenues for the quarter ended June 30, 2000 were (pound)15.9 million ($24.3 million) an increase of 11.7% from revenues for the equivalent period last year of (pound)14.3 million ($23.0 million). Under UK GAAP the Company reported an operating loss of (pound)0.2 million ($0.3 million), down from (pound)0.8 million ($1.3 million) last year. Net loss after taxation for the second quarter was (pound)2.5 million ($3.8 million) compared to (pound)2.3 million ($3.7 million) for the equivalent period last year. These losses included non-cash exchange losses on the conversion of dollar denominated assets and liabilities into sterling of (pound)1.1 million compared to exchange losses in the same period last year of (pound)0.5 million. Net loss per ordinary share was 0.8 pence compared to 0.8 pence last year. Net loss per ADR was 33.3 cents compared to 31.7 cents last year, these net losses are calculated using the new ADR ratio which was effective from July 10, 2000.

Net revenues for the half year ended June 30, 2000 were (pound)31.4 million ($49.3 million) an increase of 13.5% from revenues of (pound)27.7 million ($44.8 million) in the same period last year. The Company reported an operating loss for the half year of (pound)0.5 million ($0.7 million) compared to an operating loss of (pound)2.1 million ($3.3 million) in the same period last year. Net losses after taxation and interest for the half year were (pound)3.9 million ($6.1 million) compared to (pound)5.1 million ($8.2 million) in the same period last year. Net loss per ordinary share was 1.3 pence, compared to 1.7 pence in the same period last year. Net loss per ADR was 52.8 cents compared with 70.6 cents in the same period last year.

Under US GAAP the Company reported an operating profit for the quarter ended June 30, 2000 of (pound)0.1 million ($0.1 million) compared to an operating loss of (pound)0.8 million ($1.3 million) for the equivalent period last year. Net loss after taxation for the second quarter was (pound)2.2 million ($3.4 million) compared to (pound)1.7 million ($2.7 million) last year, including non-cash exchange losses on the conversion of dollar denominated assets and liabilities into sterling of (pound)1.4 million compared to exchange losses in the same period last year of (pound)0.5 million. Net loss per ordinary share was 0.8 pence compared to 0.6 pence last year. Net loss per ADR was 30 cents compared to
23.5 cents last year. The principal differences between the UK and US reported results are non-cash charges associated with pension accounting, deferred taxation and foreign currency translation.

Andrew Baker, Huntingdon's Executive Chairman said: "The recently announced refinancing plan for the Company's bank debt provides us confidence that we are putting in place appropriate long term finance for the business. We believe a key benefit of this will be to strengthen client support and confidence, which in turn will enable us to continue the consistent growth in revenues we have achieved since the end of 1998".

Brian Cass, Huntingdon's Managing Director added: "New orders for the second quarter were 13% up on the second quarter of last year, which brought the increase in orders for the year to date to 15% over last year. Orders for the second quarter were similar to the first quarter, but following today's announcement of our refinancing plans we expect to resume the quarter on quarter growth in orders that has been more typical of the last eighteen months. With the increase in orders, revenues continue to grow; part of this increase was due to exchange rate movements so incremental margins were lower than in the first quarter, but still a healthy 34%".

Huntingdon Life Sciences Group plc is one of the world's leading Contract Research Organisations providing product development services to the pharmaceutical, agrochemical and biotechnology industries. Huntingdon brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. Huntingdon operates research facilities in the United Kingdom (Huntingdon and Eye, England) and the United States (The Princeton Research Centre, New Jersey).

This announcement contains statements that may be forward-looking as defined by the USA's Private Litigation Reform Act of 1995. These statements are based largely on Huntingdon's expectations and are subject to a number of risks and uncertainties, certain of which are beyond Huntingdon's control, as more fully described in Huntingdon's Form 10-K for the year ended December 31, 1999, as filed with the US Securities and Exchange Commission.



                          * * * TABLES TO FOLLOW * * *


                       HUNTINGDON LIFE SCIENCES GROUP plc

                                 ("HUNTINGDON")
                                (NYSE/SEAQ - HTD)

            SUMMARY OF UNAUDITED CONSOLIDATED PROFIT & LOSS ACCOUNTS

3 Months ended June 30                                            2000               1999
----------------------
                                                          (pound)000's       (pound)000's
Revenues                                                        15,950             14,283

Cost of sales                                                 (13,898)           (12,858)
                                                          -------------      -------------

Gross profit                                                     2,052              1,425
Selling and administration                                     (2,294)            (2,229)
                                                          -------------      -------------

Loss on ordinary activities before interest                      (242)              (804)
Interest receivable and similar income                             585                227
Interest payable and similar charges                           (2,811)            (1,700)
                                                          -------------      -------------

Loss on ordinary activities before taxation                    (2,468)            (2,277)
Taxation                                                             -                  -
                                                          -------------      -------------


Loss after taxation                                            (2,468)            (2,277)
                                                          -------------      -------------

Loss per share (pence)      - basic                              (0.8)              (0.8)
                            - diluted                            (0.9)              (0.8)
                                                          -------------      -------------

Loss per ADR  (cents)       - basic                             (33.3)             (31.7)
                            - diluted                           (35.7)             (32.7)
                                                          -------------      -------------



            SUMMARY OF UNAUDITED CONSOLIDATED PROFIT & LOSS ACCOUNTS


6 Months ended June 30                                           2000             1999
----------------------
                                                         (pound)000's     (pound)000's
Revenues                                                       31,413           27,666

Cost of sales                                                (27,229)         (25,026)
                                                        --------------    -------------

Gross profit                                                    4,184            2,640
Selling and administration                                    (4,661)          (4,694)
                                                        --------------    -------------

Loss on ordinary activities before interest                     (477)          (2,054)
Interest receivable and similar income                            792              599
Interest payable and similar charges                          (4,232)          (3,615)
                                                        --------------    -------------

Loss on ordinary activities before taxation                   (3,917)          (5,070)
Taxation                                                            -                -
                                                        --------------    -------------

Loss after taxation                                           (3,917)          (5,070)
                                                        --------------    -------------

Loss per share (pence)      - basic                             (1.3)            (1.7)
                            - diluted                           (1.4)            (1.8)
                                                        --------------    -------------

Loss per ADR  (cents)       - basic                            (52.8)           (70.6)
                            - diluted                          (56.2)           (73.2)
                                                        --------------    -------------



Consolidated Statement of Total Recognised Gains and Losses


For the 6 months ended June 30
                                                                    2000              1999
                                                            (pound)000's      (pound)000's
Loss for the period                                              (3,917)           (5,070)

                                                          ---------------     -------------
Total losses recognised since last report and accounts           (3,917)           (5,070)
                                                          ---------------     -------------



                SUMMARY OF UNAUDITED CONSOLIDATED BALANCE SHEETS

As at June 30                                             2000                 1999
-------------
                                                  (pound)000's          (pound)000's
                                                                         As restated
Fixed Assets                                            67,552                74,556
                                                ---------------        --------------

Stock                                                      658                 1,371
Debtors                                                 19,415                15,384
Cash at bank and in hand                                 1,223                 6,697
                                                ---------------        --------------

Current assets                                          21,296                23,452

Bank loans                                            (22,586)                     -
Creditors and taxation                                (17,636)              (21,101)
                                                ---------------        --------------

Net current (liabilities)/assets                      (18,926)                 2,351
                                                ---------------        --------------

Total assets less current liabilities                   48,626                76,907

Convertible capital bonds                             (32,389)              (30,726)
Long term loans                                              -              (24,500)
Provisions for liabilities and charges                 (2,550)               (2,538)
                                                ---------------        --------------

Shareholder funds - all equity                          13,687                19,143
                                                ---------------        --------------


                  SUMMARY OF UNAUDITED CONSOLIDATED CASH FLOWS


3 Months ended June 30                                        2000                1999
----------------------
(see also Note 8 in the press release)                (pound)000's        (pound)000's
                                                                           As restated

Net cash (outflow)/inflow from operating activities        (1,551)                  24
                                                      -------------      --------------
Returns on investment and servicing of finance
Interest received and similar income                            45                 140
Interest paid and similar charges                            (470)               (440)
                                                      -------------      --------------
                                                             (425)               (300)
                                                      -------------      --------------
Taxation
UK Corporation tax received                                      -                  28
                                                      -------------      --------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                            (376)               (549)
                                                      -------------      --------------

Net cash outflow before use of liquid resources
  and financing
                                                           (2,352)               (797)
                                                      -------------      --------------
Management of liquid resources
Movement in short term investments                               -               7,000
                                                      -------------      --------------

Financing:
Repayments of amounts borrowed                                   -               (500)
                                                      -------------      --------------

(Decrease)/increase in cash                                (2,352)               5,703
                                                      -------------      --------------


                  SUMMARY OF UNAUDITED CONSOLIDATED CASH FLOWS


6 Months ended June 30                                            2000                    1999
----------------------
(see also Note 8 in the press release)                    (pound)000's            (pound)000's
                                                                                   As restated

Net cash outflow from operating activities                       (913)                 (2,281)
                                                          -------------          --------------
Returns on investment and servicing of finance
Interest received and similar income                                86                     248
Interest paid and similar charges                              (2,112)                 (2,065)
                                                          -------------          --------------
                                                               (2,026)                 (1,817)
                                                          -------------          --------------
Taxation
UK Corporation tax received                                          -                      28
                                                          -------------
                                                                                 --------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                              (1,096)                 (1,566)
                                                          -------------          --------------

Net cash outflow before use of liquid resources
   and financing
                                                               (4,035)                 (5,636)
                                                          -------------          --------------
Management of liquid resources
Movement in short term investments                               2,200                  11,000
                                                          -------------          --------------
Financing:
Repayments of amounts borrowed                                       -                 (1,000)
                                                          -------------          --------------

(Decrease)/increase in cash                                    (1,835)                   4,364
                                                          -------------          --------------



Notes:

(1) Bank loans totalling (pound)22,586,000 are repayable on October 31, 2000. The directors have entered into an agreement, in principle, with FHP Realty LLC, a private US investment firm affiliated with current directors and shareholders of the Company to effect a refinancing of the Company's existing bank debt. The refinancing contemplates sale and leaseback transactions of the Company's Princeton and Huntingdon sites and a new $15,000,000, asset-backed lending facility for the Company. Proceeds from the FHP Realty transaction will be used to repay in full the Company's current bank indebtedness. The Company's current bank facility, which had been scheduled to expire on August 31, 2000 has been extended to facilitate this transaction.

    The refinancing plans are subject to shareholder approval and depend on the successful completion of the FHP Realty and sale and leaseback transactions. However, the directors are confident that the refinancing will be completed and hence have formed a judgement that it is appropriate to adopt the going concern basis in preparing the accounts. The financial statements do not include any adjustments that would result from an inability to secure adequate finance.

(2) These results have been prepared in accordance with UK GAAP, but do not constitute Statutory Accounts as defined by the UK Companies Act 1985 and have not been audited.

(3) Certain figures in the accounts for the six months ended June 30, 1999 have been reclassified so that their presentation mirrors that in the accounts for the six months ended June 30, 2000. These are the provision for pension costs, exchange differences on the Convertible Capital Bonds, and short-term investments.

(4) Loss per share is based on an average of 291,010,294 (1999, 291,010,294) Ordinary Shares outstanding during the six month period ended June 30, 2000 and an average of 291,010,294 (1999, 291,010,294) Ordinary Shares outstanding during the three month period ended June 30, 2000.

(5) Diluted loss per share is based on an average 273,738,353 (1999, 280,569,558) Ordinary Shares outstanding during the six month period ended June 30, 2000 and on an average of 271,167,949 (1999, 281,738,254) Ordinary
    Shares outstanding during the three month period ended June 30, 2000.

(6) Loss per ADR is calculated using an exchange rate of $1.57 = (pound)1.00 (1999, $1.62 = (pound)1.00). On July 10, 2000 the Company changed its ADR ratio to one ADR representing twenty five Ordinary Shares and the loss per ADR for each period has been calculated using this ratio; previously each ADR represented five Ordinary Shares. The ratio change was implemented to assure compliance with the New York Stock Exchange's listing requirement that ADR's trade at a minimum price of $1.00 per share.

(7) For the purposes of consolidation an average exchange rate of $1.57 = (pound)1.00 has been used in the six month period ended June 30, 2000 (1999, $1.62 = (pound)1.00) and $1.53 = (pound)1.00 (1999, $1.61 = (pound)1.00) in the three month period ended June 30, 2000.

(8) Reconciliation of operating loss and net cash (outflow)/inflow from operating activities

                                                3 months ended June 30               6 months ended June 30
                                                   2000           1999              2000               1999
                                            (pound)'000    (pound)'000       (pound)'000        (pound)'000
  Operating loss                                  (242)          (804)             (477)            (2,054)
  Depreciation                                    1,517          1,485             2,976              2,970
  Decrease/(increase) in stock                      181          (248)               145              (234)
  Increase in debtors                           (2,993)        (1,367)           (2,899)            (2,102)
  Increase/(decrease) in creditors                   80          1,238             (452)                653
  Movement in provisions                           (94)          (280)             (206)            (1,514)
                                           -------------    -----------     -------------    ---------------
                                                (1,551)             24             (913)            (2,281)
                                           -------------    -----------     -------------    ---------------

(9) A printed copy of this quarterly report is being posted to shareholders and is available on request from the Registered Office at Woolley Road, Alconbury, Huntingdon Cambs PE28 4HS.



Independent review report to Huntingdon Life Sciences Group plc
-------------------------------------------------------------------------------

Introduction

We have been instructed by the Company to review the financial information set out on pages 3 and 4 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved, by the Directors. The Listing Rules of the UK Listing Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Going concern

In arriving at our review conclusion, we have considered the adequacy of the disclosures made in Note 1 to the financial information on the Company's plans for refinancing the existing bank debt due on October 31, 2000 and the uncertainty surrounding this. In view of the significance of this uncertainty, we consider that it should be drawn to your attention.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of control and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended June 30, 2000. Deloitte & Touche, Chartered Accountants, Leda House, Station Road, Cambridge, August 14, 2000.
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